SIXTH BANK LOAN CERTIFICATE OF NOTIFICATION

                             (Second Quarter - 1997)

                                    Filed by

                              GEORGIA POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated March 13, 1996 in the matter of File No. 70-8795.



Georgia Power Company (GEORGIA) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1 in the above matter at the end of the second quarter of 1997, GEORGIA had:-

Short-term and/or term loan notes outstanding - $1,300,000;

Commercial paper to dealers outstanding - $100,601,727; and

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes - $0.



                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: August 15, 1997                      GEORGIA POWER COMPANY


                                            By:  /s/  Wayne Boston
                                             Wayne Boston, Assistant Secretary